Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, Maryland 20706
August 4, 2011
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Brandon Hill
Celeste Murphy
Larry Spirgel

	Re:	Radio One, Inc.
Registration Statement on Form S-4
File No. 333-172123
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Radio One, Inc. (the “Issuer”), Bell Broadcasting Company, Blue Chip Broadcasting Licenses, Ltd., Blue Chip Broadcasting, Ltd., Charlotte Broadcasting, LLC, Community Connect Inc., Community Connect, LLC, Distribution One, LLC, Hawes-Saunders Broadcast Properties, Inc., Interactive One, Inc., Interactive One, LLC, New Mableton Broadcasting Corporation, Radio One Cable Holdings, Inc., Radio One Distribution Holdings, LLC, Radio One Licenses, LLC, Radio One Media Holdings, LLC, Radio One of Atlanta, LLC, Radio One of Boston Licenses, LLC, Radio One of Boston, Inc., Radio One of Charlotte, LLC, Radio One of Detroit, LLC, Radio One of Indiana, L.P., Radio One of Indiana, LLC, Radio One of North Carolina, LLC, Radio One of Texas II, LLC, ROA Licenses, LLC and Satellite One, L.L.C. (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-172123), as amended (the “Registration Statement”), to 9:30 a.m. Eastern Time, on August 8, 2011 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
August 4, 2011

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 4, 2011

     Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Radio One, Inc.

By:	/s/ Alfred C. Liggins, III
Name:	Alfred C. Liggins, III
Title:	President and Chief Executive Officer
Bell Broadcasting Company
Blue Chip Broadcasting Licenses, Ltd.
Blue Chip Broadcasting, Ltd.
Charlotte Broadcasting, LLC
Community Connect Inc.
Community Connect, LLC
Distribution One, LLC
Hawes-Saunders Broadcast Properties, Inc.
Interactive One, Inc.
Interactive One, LLC
New Mableton Broadcasting Corporation
Radio One Cable Holdings, Inc.
Radio One Distribution Holdings, LLC
Radio One Licenses, LLC
Radio One Media Holdings, LLC
Radio One of Atlanta, LLC
Radio One of Boston Licenses, LLC
Radio One of Boston, Inc.
Radio One of Charlotte, LLC
Radio One of Detroit, LLC
Radio One of Indiana, LLC
Radio One of North Carolina, LLC
Radio One of Texas II, LLC
ROA Licenses, LLC
Satellite One, L.L.C.

By:	/s/ Alfred C. Liggins, III
Name:	Alfred C. Liggins, III
Title:	President and Chief Executive Officer

Securities and Exchange Commission
August 4, 2011

Radio One of Indiana, L.P.

By:	Radio One, Inc., its general partner

By:	/s/ Alfred C. Liggins, III
Name:	Alfred C. Liggins, III
Title:	President and Chief Executive Officer

cc:	Dennis M. Myers, P.C.
Kirkland & Ellis LLP